United States securities and exchange commission logo





                          March 21, 2023

       Scott Brown
       Chief Financial Officer
       Tracon Pharmaceuticals, Inc.
       4350 La Jolla Village Drive, Suite 800
       San Diego, CA 92122

                                                        Re: Tracon
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270589

       Dear Scott Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mattew T. Browne, Esq.